(PVPL Logo)

Dr. Lionel L. Reilly

President and Chief Executive Officer

Professional Veterinary Products, Ltd.

10077 South 134th Street

Omaha, NE 68138

April 14, 2008

VIA EDGAR

Mr. James Allegretto

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Form 10-K for the year ended July 31, 2007

File No. 0-26326

Dear Mr. James Allegretto:

In response to the Securities and Exchange Commission’s comment letter dated April 2, 2008, Professional Veterinary Products, Ltd. (the “Company”) has prepared the following responses to questions 1, 2, and 3.

Form 10-K for the Year Ended July 31, 2007

Management’s Discussion and Analysis, page 13

1.

We note your disclosure regarding sales and other revenues on page 18 regarding the vendor contract change that resulted in treating certain sales on a commission basis rather than as direct sales. Please tell us whether the impact to gross margin percentage was material. In this regard, you should discuss in future filings the reasons for changes in gross profit as a percentage of sales. We assume the change from gross to net for this particular contract had no impact on gross profit. If otherwise, please explain.

In February 2006 and January 2007, two separate manufacturers modified their contracts to move previously invoiced sales to a commission-based agency relationship. Under an agency relationship, when the Company receives orders for products from a customer, the Company transmits the order to the manufacturer, who then picks, packs, ships, invoices and collects for the products ordered. The Company receives a commission payment for soliciting the order as well as for providing other customer service activities. The mode of selling products to veterinarians is dictated by the manufacturer.

The Company’s agency commission was $3.9 million in 2007 and $2.1 million in 2006. The increase in agency commission in 2007 over 2006 resulted primarily from the movement of specific traditional “buy/sell” transactions to an agency relationship. The Company had an increase of $1.8 million in agency commission in 2007 compared to 2006 of which $1.4 million was related to the two manufacturer’s modified contracts. Gross profit as a percentage of net sales and other revenue was 12.1% in 2007 compared to 10.8% in 2006. The Company’s gross profit as a percentage of sales would have been 11.4% in 2007 compared to 10.7% in 2006 if the two separate manufacturers had not modified their contracts to move previously invoiced sales to a commission-based agency relationship. The Company’s management believes that the manufacturer contract changes have not materially impacted gross margin. If, in the future, such changes become material, then the Company will disclose this information in future filings.

2.

You indicate the first quarter of fiscal 2008 cost of sales increased by $1 million due most to “the increased competitive environment in the animal health industry.” To the extent you are experiencing increased cost of sales due to vendor price increases that you are unable to pass on, please indicate such in future filings. If you intend to convey something else, please supplementally explain and clarify in future filings.

To the extent that the Company experiences increased costs of sales due to vendor (also referred to as manufacturer) price increases, the Company will disclose such information in future filings.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

3.

You disclose the balance of the allowance for doubtful accounts; however, it does not appear you provide any detail of the changes. Please tell us the elements of the changes in the balance and, if material, revise the financial statements to include this information or revise to include Schedule II of Rule 5-04 of Regulation S-X in future filings.

According to Rule 5-04 of Regulation S-X, a Schedule II shall be filed for each period for which an audited income statement is required to be filed for each person or group. The schedule prescribed by Rule 12-09 of Regulation S-X shall be filed in support of valuation and qualifying accounts included in each balance sheet but not included in Schedule VI of Rule 4-02 of Regulation S-X.

The Company has filed a Schedule II of Rule 5-04 of Regulation S-X. The Company has filed the Schedule II as Exhibit 99 of the Form 10-K for the year ended July 31, 2007 filed October 25, 2007. The Schedule II lists by major classes, all valuation and qualifying accounts and reserves not included in specific schedules. Each class of valuation and qualifying accounts and reserves has been given a descriptive title. The allowance for doubtful accounts and the allowance for obsolete inventory in the Schedule II are described as qualifying accounts which are deducted in the balance sheet from the assets to which they apply. The reserves which support the balance sheet caption, “Reserves”, “Valuation” and qualifying accounts and reserves as to which the additions, deductions, and balances were not individually significant may be grouped in one total and in such case the information called for under columns charged to costs and expenses and deductions need not be given.

In connection with responding to the comments, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Amber Neubert at (402) 636-8248 if you have any additional questions.

Respectfully Submitted,

/s/ Dr. Lionel L. Reilly
Dr. Lionel L. Reilly
President and Chief Executive Officer

3